Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
SECOND QUARTER AND FIRST HALF 2013
RESULTS

Santiago, Chile, September 3, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the second quarter and six-month period ended June 30, 2013. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2013 (US$1.00=Ch$507.16).

Highlights 2Q 2013 v. 2Q2012

●	Total sales decreased by 0.8%, to Ch$110,244 million in the quarter.

●	Bottled export markets sales in Chilean pesos decreased 3.8%.

●	Bottled export price increased 6.9% in US$.

●	Bottled wine domestic sales in Chile decreased 5.3% by value and decreased 3.1% by volume.

●	Domestic sales of new business (liquor and beer) in Chile increased 21.4% and represented 37.3% of total bottled domestic sales.

●	Trivento bottled domestic sales increased 31.8% totaling Ch$1,889.

●	Fetzer bottled sales increased 12.1% totaling Ch$13,491 (US$26.6 million)

●	Net income decreased 60.7% to Ch$3,482 million (US$6.7 million).

●	Operating Income plus depreciation and amortization decreased 45.7% to Ch$7,504 million, this figure over sales was 6.8%.

Highlights 1H2013 v. 1H2012

●	Total sales increased by 0.7%, to Ch$201,326 million in the first half of the year.

●	Bottled export markets sales in Chilean pesos decreased 0.5%.

●	Bottled export price increased 6.6% in US$.

●	Bottled wine domestic sales in Chile decreased 5.5% by value and decreased 3.4% by volume.

●	Domestic sales of new business (liquor and beer) in Chile increased 12.8% and represented 35.7% of total bottled domestic sales.

●	Fetzer bottled sales increased 8.8% totaling Ch$24,554 (US$48.4 million)

●	Net income decreased 38.1% to Ch$8,728 million (US$17.2 million).

●	Operating Income plus depreciation and amortization decreased 27.3% to Ch$17,250 million, this figure over sales was 8.6%.

Summary

In the second quarter of 2013, the company faced for 44 days a strike on its bottling plants in Santiago, which ended on June 20. In the quarter our net sales decreased by 0.8%, this is mainly because the strike which affected our export sales.

In the second quarter Export markets decrease 7.5% by volume and 3.8% by value, reaching Ch$66,771 million and 4,345,990 nine liter cases. The volumes in the U.S. market decreased 8.9% and in UK dropped by 17.0%. On the other hand, we highlight the grow of our Brazilian subsidiary which grew 57.5% by volume.

Bottled sales in the domestic market of Chile increased 3.2% during the second quarter of 2013, due to a 21.4% increase of the new business and a decrease of 5.3 % in the sales of wine. Regarding the wine, the 5.3% decrease in value is explained by a 3.1% decrease in volumes and a 2.3% decrease in the average price, in relation to sales Premium wine and above, they grew 5.6% in volume during the quarter.

Fetzer showed a volume increase of 13.9% in the quarter, reaching 580,065 cases. This grow was driven by the domestic market which grew 11.7% and exports which grew 50.2%.

In the quarter, total Argentine exports of bottled wine totaled 234,938 cases, showing a decrease of 12.9% over 2Q12, and on the domestic side, sales in Argentina by volume increased 34.3% to 160.725 cases.

In the quarter, the operating income plus depreciation and amortization decreased 45.7% to Ch$7,504 million. The lower figure is mainly explained by two effects, the first one is the impact of the strike where around 1.1 million cases (9.8 million liters) couldn’t be shipped, however the Company reached in July the expected productivity levels with all plants 100% operative; the second effect was the appreciation of the Chilean peso against most of the export currencies. Indeed, for the quarter, the Chilean peso appreciated against the US dollar by 2.7% and 5.5% against the sterling pound, regarding the Euro the Chilean peso depreciated 0.5%. The lower sales volumes made more difficult to dilute the distribution costs.

In the second quarter of 2013, the net income attributable to owners of the company decreased 60.7% to Ch$3,482 million because of the effects above mentioned.

2

Second Quarter 2013 Results

Total Revenues

Company revenues decreased 0.8% in the second quarter totaling Ch$110,245 million (US$217.4 million). This is mainly explained by the decrease in the export sales and the decrease in the sales of the Chilean domestic market.

Table 1

Total Revenues

(in Ch$ millions)

	2Q13	2Q12	Change (%)	6M 2013	6M 2012	Change (%)
Chile Domestic - wine	14,338	15,136	-5.3%	25,895	27,398	-5.5%
Chile Domestic sales - new business	8,546	7,038	21.4%	14,393	12,763	12.8%
Export markets(1)	67,011	69,436	-3.5%	122,607	122,956	-0.3%
Argentina domestic	2,098	1,523	37.7%	3,314	3,196	3.7%
Argentina exports(2)	3,219	3,704	-13.1%	6,214	6,692	-7.1%
U.S.A. (Fetzer) domestic	12,190	11,105	9.8%	22,384	20,624	8.5%
U.S.A. (Fetzer) exports(2)	1,311	934	40.3%	2,245	1,934	16.1%
Other revenues	1,531	2,267	-32.5%	4,275	4,436	-3.6%
TOTAL	110,245	111,142	-0.8%	201,326	200,000	0.7%

Table 2

Sales of Bottled Wine

		2Q13	2Q12	Change (%)	6M 2013	6M 2012	Change (%)
Sales (in Ch$ million)
Chile Domestic Market - wine		14,338	15,136	-5.3%	25,895	27,398	-5.5%
Chile Domestic Market - new business		8,546	7,038	21.4%	14,393	12,763	12.8%
Export Markets(1)		66,771	69,391	-3.8%	122,238	122,911	-0.5%
Argentina Domestic		1,889	1,434	31.8%	2,936	2,950	-0.5%
Argentina Exports(2)		3,219	3,704	-13.1%	6,214	6,692	-7.1%
U.S.A. (Fetzer) domestic		12,180	11,105	9.7%	22,347	20,624	8.4%
U.S.A. (Fetzer) exports(2)		1,311	934	40.3%	2,208	1,934	14.1%
Total Sales		108,255	108,741	-0.4%	196,230	195,272	0.5%
Volume (thousand liters)
Chile Domestic Market - wine		15,014	15,490	-3.1%	26,707	27,661	-3.4%
Export Markets(1)		39,114	42,281	-7.5%	73,636	76,505	-3.8%
Argentina Domestic		1,447	1,077	34.3%	2,221	2,318	-4.2%
Argentina Exports (2)		2,114	2,427	-12.9%	4,221	4,391	-3.9%
U.S.A. (Fetzer) domestic		4,765	4,266	11.7%	9,123	8,067	13.1%
U.S.A. (Fetzer) exports(2)		455	303	50.2%	787	634	24.2%
Total Volume		62,909	65,844	-4.5%	116,695	119,576	-2.4%
Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	955.0	977.1	-2.3%	969.6	990.5	-2.1%
Export Markets	US$	3.53	3.30	6.9%	3.47	3.25	6.6%
Argentina Domestic	US$	2.69	2.68	0.2%	2.75	2.59	6.0%
Argentina Exports	US$	3.14	3.07	2.5%	3.08	3.09	-0.5%
U.S.A. (Fetzer) domestic	US$	5.27	5.24	0.5%	5.11	5.18	-1.4%
U.S.A. (Fetzer) exports	US$	5.94	6.22	-4.4%	5.85	6.22	-5.9%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.
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Export Revenues

Bottled export sales from Chile and sales of distribution subsidiaries decreased 3.8% to Ch$66,771 million as compared to Ch$69,391 million in 2Q 2012. This decrease was driven by a 7.5% decrease in volumes commercialized; this decrease is mainly explained by the strike that faced the Company during the second quarter which last 44 days and affected two of the bottling plants, in fact around 1.1 million cases couldn’t be sold because of that. Regarding average prices, they increased 6.9% in in US dollar terms. For the quarter, the Chilean peso appreciated against the US dollar by 2.7% and 5.5% against the sterling pound, regarding the Euro the Chilean peso depreciated 0.5%.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) decreased by 3.7% to Ch$71,301 million and volumes decreased by 7.4% reaching 4,631,534 cases.

Graph 1

Total Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

2nd Quarter 2013

●	Total Exports Bottled Wine Sales - Volume:

Export sales volume in the quarter dropped by 7.4% reaching 4,631,534 nine liter cases.

Sales volumes decreased in most of our export region mainly because the strike. Volumes exported to Asia and Canada decreased 20.7% and 20.9% respectively. The US and Africa dropped by 9.6% and 5.0% respectively. Volumes in Europe decreased by 8.0% where volumes of our UK subsidiary (which represented 24.7% of the export volume of the Company in the quarter) dropped by 17.0%, on the other hand volumes of our Nordic offices increased 5.5% and Continental Europe volumes rose by 2.4%. Sales in Central America and Caribbean increased by 14.5% and sales in South America increased 5.3% mainly explained by the growth of 57.5% of the Brazilian subsidiary.

4

Domestic Sales, Chile

Bottled domestic wine sales decreased 5.3% to Ch$14,338 million in 2Q13, from Ch$15,136 million in 2Q12, following a 3.1% decrease in volume and a 2.3% increase in the average price. Domestic market bottled wine sales by volume totaled 15.0 million liters in the quarter. The 3.1% drop in volume reflects a decrease in the generic category (non-Premium) of 3.6%, and increases in the Premium (and above) categories, of 5.6% in this category as a whole. Premium (and above) categories represented 5.7% of the domestic volume and 21.9% of the domestic value.

Company brands continue its leadership in the market. According to AC Nielsen’s figures, for the seven-month period ended July 2013, Concha y Toro’s market share was 29.2%, lower than the 30.0% up to March 2013.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors totaled Ch$8,546 million, a 21.4% increase from the same quarter last year showing a strong performance since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the distribution of premium beer.

Argentine Operations

Revenues from the Argentine operation (including bulk) increased 1.7% to Ch$5,317 million as a result of a 5.1% decrease in exports and a 8.7% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 234,938 cases, a decrease of 12.9% over 2Q12. The average price in US$ terms increased 2.5% in the quarter.

On the domestic side, sales in Argentina by volume increased 34.3% to 160.725 cases. This growth is partially explained by the lower comparison basis in 2Q12, because the Company on April 2012 increased prices, making increases in volumes in March 2012 instead the 2Q12. The average price in US$ terms increased 0.2% in the quarter.

U.S.A (Fetzer)

In 2Q13 bottled Fetzer sales increased 12.1% totaling Ch$13,491 (US$26.6 million) considering 580,065 cases.

For the quarter exports increased 50.2% by volume and volumes in the domestic market increased 11.7%.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 32.5%, to Ch$1,531 million.

Cost of Sales

For the quarter, the total cost of sales increased 1.1% to Ch$73,975 million (US$ 145.9 million) from Ch$73,138 million (US$144.2 million) in 2Q12. The cost of sales as a percentage of total sales increased to 67.1% from 65.8%.

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The gross margin decreased to 32.9% from 34.2%, this is partially explained by appreciation of the Chilean peso against most of the export currencies, and higher costs related to the strike in the bottling plants.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 15.9% to Ch$32,563 million (US$64.2 million) in 2Q13 compared to Ch$28,099 million (US$55.4 million) in 2Q12. As a percentage of sales, SG&A increased to 29.5% from 25.3% in 2Q12.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) decreased 62.6% to Ch$3,706 million in 2Q13 compared to Ch$9,905 million in 2Q12. The EBIT margin as a percentage of sales decreased to 3.4% from 8.9% in 2Q12. More than 60% of the decrease is explained by the lower volumes, costs related to the strike and mainly the appreciation of the Chilean peso against most of the export currencies.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$1,387 million as compared to a gain of Ch$639 million in 2Q2012.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 2Q13 was Ch$3,396 million, an increase of 43.4% against 2Q 2012.

Financial expenses increased 14.9%, financial expenses in 2Q13 were Ch$2,282 million (US$4.0 million) and in 2Q12, Ch$1,987 million (US$3.2 million).

As of June 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$225,828 million, representing an increase of Ch$7,149 million as compared to the net financial debt for June 30, 2012.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 60.7% to Ch$3,482 million from Ch$8,859 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$11.8 per share from Ch$11.8 in the 2nd quarter 2012.

6

First Half 2013 Results

Total Revenues

Company revenues increased 0.7% in the second quarter totaling Ch$110,245 million (US$217.4 million). This low increase is mainly explained by the small decrease in the export sales and the decrease in the sales of the Chilean domestic market.

Export revenues

Bottled export sales from Chile and sales of distribution subsidiaries decreased 0.5% to Ch$122,238 million as compared to Ch$122,911 million in 1H 2012. This decrease was driven by a 3.8% decrease in volumes commercialized; this decrease is mainly explained by the strike that faced the Company during the second quarter which last 44 days and affected two of the bottling plants, in fact around 1.1 million cases couldn’t be exported because of that. Regarding average prices, they increased 6.6% in in US dollar terms. For the first half of the year, the Chilean peso appreciated against the US dollar by 3.0%, against the Euro by 1.0% and 5.5% against the sterling pound.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) decreased by 0.7% to Ch$130,660 million and volumes decreased by 3.5% reaching 8,738,257 cases.

Graph 2

Export Volume by Region (Including Exports from Argentina)

6-months 2013

●	Total Exports Bottled Wine Sales – Volume:

For the six-month period, Company volumes decreased 3.5%, with sales of 8,738,257 cases as compared to 9,058,865 cases in 6M12. Shipments to Asia and Canada dropped by 17.1% and 17.2% respectively. Sales to U.K. decreased 7.5% in volume. Sales volume in Continental Europe, Nordic Countries and the U.S. increased by 2.9%, 6.3% and 2.8% respectively. Central America and Caribbean increased by 4.3%. And South America and Africa dropped by 0.02% and 9.4% respectively.

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Domestic Sales, Chile

Bottled domestic wine sales in Chile decreased 5.5% in value to Ch$25,895 million in 6M13, from Ch$27,398 million in 6M12, following a 3.4% decrease in volume and a 2.1% decrease in the average price. The volume of bottled wine sales on the domestic market totaled 27.7 million liters.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$14,393 million. The 12.8% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations

Revenues from our Argentine business decreased 3.6% to Ch$9,528 million following a 7.1% decrease in exports and an increase of 3.1% in domestic sales. This situation is partly driven by the increases in the average price of the domestic market of 6.0% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. For the first half 2013, Trivento’s exports of bottled wine totaled 469,003 cases with a 3.9% volume decrease over first half 2012.

Domestic bottled wine sales in the Argentine market totaled Ch$2,936 million and 246,802 cases, decreasing 0.5% in value and 4.2% in volume.

U.S.A (Fetzer)

In 1H13 bottled Fetzer sales increased 12.1% totaling Ch$24,554 (US$48.4 million) considering 1,101,065 cases.

For the quarter exports increased 24.2% by volume and volumes in the domestic market increased 13.1%.

Other Revenues

Other revenues decreased 3.6% to Ch$4,275 million.

Cost of Sales

For the period, the total cost of sales rose 0.1% to Ch$134,501 million from Ch$134,429 million in the first half of 2012. Cost of sales as a percentage of total sales decreased to 66.8% from 67.2% affected by the appreciation of the Chilean peso against most of the export currencies and the strike faced on 2Q13.

The gross margin moved to 33.2% from 32.8%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 15.2% to Ch$57,418 million. As a percentage of revenues, SG&A increased to 28.5% from 24.9% in 6M12. The increases of SG&A are mainly related to new foreign subsidiaries opened in 2012, in order to have the structure that will support the future growth.

8

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) decreased 40.2% to Ch$9,406 million compared to the Ch$15,730 million in 6M12. As a percentage of sales, the Operating margin decreased to 4.7% to from 7.9%.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) result showed a gain of Ch$2,480 million as compared to a gain of Ch$1,506 million in 6M12.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 6M2013 was Ch$6,718 million.

Financial expenses increased 29.5%, financial expenses in 6M13 were Ch$4,944 million and in 6M12, Ch$3,816 million.

As of June 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$225,828 million, representing an increase of Ch$7,149 million as compared to the net financial debt for June 30, 2012.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 38.1% to Ch$8,728 million from Ch$14,091 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$11.7 per share from Ch$18.9 in the first half of 2012.

9

Balance Sheet

Assets

As of June 30, 2013, the Company’s consolidated assets totaled Ch$850,605 million and were Ch$32,296 million higher than the figure reported a year earlier, mainly due higher inventories.

Liabilities

As of June 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$225,828 million, representing an increase of Ch$7,149 million as compared to the net financial debt for June 30, 2012.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 137 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,133 hectares of vineyards in Chile, 1,154 hectares in Argentina and 463 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,491 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY	2Q2013	2Q2012	Change	6M 2013	6M 2012	Change
FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	110,244,935	111,142,437	-0.8%	201,325,746	199,999,575	0.7%
Cost of sales	(73,975,295)	(73,137,957)	1.1%	(134,501,243)	(134,428,998)	0.1%

Gross Revenue	36,269,640	38,004,480	-4.6%	66,824,503	65,570,577	1.9%

Other income by function	160,470	256,275	-37.4%	355,017	326,960	8.6%
Distribution costs	(27,838,641)	(23,325,004)	19.4%	(48,830,157)	(41,622,071)	17.3%
Administrative expenses	(4,724,487)	(4,774,039)	-1.0%	(8,588,160)	(8,218,033)	4.5%
Other expenses by function	(118,034)	(132,548)	-10.9%	(288,842)	(265,943)	8.6%
Financial income	339,953	233,156	45.8%	927,094	450,954	105.6%
Financial expenses	(2,282,321)	(1,986,721)	14.9%	(4,944,191)	(3,816,435)	29.5%

Participation in income (loss) of associates and joint-ventures recorded using the equity method	102,354	142,516	-28.2%	177,151	424,895	-58.3%

Exchange differences	3,396,363	2,368,082	43.4%	6,716,971	4,818,410	39.4%
Income/expense by adjustment units	(211,445)	(242,056)	-12.6%	(463,110)	(432,878)	7.0%

Income before tax	5,093,852	10,544,141	-51.7%	11,886,276	17,236,436	-31.0%
Income tax expense	(1,542,726)	(1,694,490)	-9.0%	(2,931,055)	(3,156,063)	-7.1%

Income	3,551,126	8,849,651	-59.9%	8,955,221	14,080,373	-36.4%

Income attributable to owners of the company	3,482,059	8,859,328	-60.7%	8,728,352	14,090,617	-38.1%
Income attributable to non-controling interests	69,067	(9,676)	—	226,869	(10,244)	—

Operating Income plus Depreciation and Amortization	7,503,834	13,823,351	-45.7%	17,250,020	23,712,366	-27.3%
Gross Revenue	36,269,640	38,004,480	-4.6%	66,824,503	65,570,577	1.9%
Distribution costs	(27,838,641)	(23,325,004)	19.4%	(48,830,157)	(41,622,071)	17.3%
Administrative expenses	(4,724,487)	(4,774,039)	-1.0%	(8,588,160)	(8,218,033)	4.5%
Depreciation	3,573,755	3,690,666	-3.2%	7,401,775	7,516,691	-1.5%
Amortization	223,567	227,248	-1.6%	442,059	465,202	-5.0%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	June 30, 2013	June 30, 2012
Assets

Cash and cash equivalents	25,645,379	23,472,774
Inventories	258,600,111	239,241,625
Accounts receivable	116,978,755	114,455,369
Biological current assets	4,197,872	4,176,534
Other current assets	29,975,094	30,622,852
Total current assets	435,397,211	411,969,154

Property, plant & equipment, net	262,704,177	260,211,019
Biological fixed assets	65,909,220	61,901,350
Other fixed assets	15,392,093	13,376,176
Other assets non current	71,202,175	70,851,104
Total non current assets	415,207,665	406,339,649
Total assets	850,604,876	818,308,803

Liabilities
Loans and other liabilities	87,906,699	82,739,946
Other current liabilities	138,373,236	137,641,068
Total current liabilities	226,279,935	220,381,014

Loans and other liabilities	163,566,585	159,411,958
Other non current liabilities	38,391,637	31,722,062
Total non current liabilities	201,958,222	191,134,020

Total Liabilities	428,238,157	411,515,034

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	325,914,433	313,277,371
Other reserves	11,625,452	9,052,478
Net equity attributable to parent comp. shareholders	421,718,675	406,508,639
Minority Interest	648,044	285,130
Total Equity	422,366,719	406,793,769
Total Equity and Liabilities	850,604,876	818,308,803
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